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                                                                    Exhibit 99.5



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                            CINRAM INTERNATIONAL INC.

                                     - AND -

                        CINRAM INTERNATIONAL INCOME FUND

                                     - AND -

                                    CII TRUST

                            ADMINISTRATION AGREEMENT

                                   MAY 5, 2006

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                                TABLE OF CONTENTS

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
ARTICLE 1 -  INTERPRETATION..............................................     1
   1.01      Definitions.................................................     1
   1.02      Headings....................................................     3
   1.03      Interpretation..............................................     3
   1.04      General Limitation of Liability and Indemnification.........     3

ARTICLE 2 -  SERVICES....................................................     3
   2.01      Administrative and Support Services for the Fund............     3
   2.02      Administrative and Support Services for the Trust...........     4
   2.03      Covenants of the Administrator..............................     4
   2.04      Administrator's Acknowledgements............................     5
   2.05      Non-Resident Unitholders....................................     5
   2.06      Authority of Administrator..................................     5
   2.07      Powers and Authorities of the Administrator.................     6
   2.08      Restrictions on the Administrator's Powers and Authorities..     6
   2.09      Execution of Documents......................................     6

ARTICLE 3 -  EXPENSES AND FEES...........................................     7
   3.01      Expenses....................................................     7
   3.02      Payment of GST..............................................     7
   3.03      Fee.........................................................     7

ARTICLE 4 -  FINANCIAL STATEMENTS AND RECORDS............................     7
   4.01      Books and Records...........................................     7
   4.02      Examination of Records......................................     7
   4.03      Compliance..................................................     7

ARTICLE 5 -  OBLIGATIONS AND COVENANTS OF THE FUND AND THE TRUST.........     8
   5.01      Obligations and Covenants of the Fund and Trust.............     8

ARTICLE 6 -  ACTIVITIES OF THE ADMINISTRATOR.............................     8
   6.01      Standard of Care and Delegation.............................     8
   6.02      Reliance....................................................     8
   6.03      No Liability for Advice.....................................     9

ARTICLE 7 -  INDEMNIFICATION.............................................     9
   7.01      Indemnification of the Administrator........................     9
   7.02      Indemnification of the Fund and the Trust...................     9

ARTICLE 8 -  TERM........................................................     9
   8.01      Term........................................................     9
   8.02      Survival....................................................    10

ARTICLE 9 -  TERMINATION.................................................    10
   9.01      Events of Termination by the Fund and Trust.................    10
   9.02      Remedies of the Administrator...............................    10
   9.03      Events of Termination by the Administrator..................    10
   9.04      Remedies of the Fund and Trust..............................    11
   9.05      Post Termination Arrangements...............................    11

ARTICLE 10 - FORCE MAJEURE...............................................    11
   10.01     Consequences of Force Majeure...............................    11
   10.02     Notice......................................................    11

ARTICLE 11 - MISCELLANEOUS...............................................    11
   11.01     No Partnership, Joint Venture, Agency or Trust..............    11
   11.02     Amendments..................................................    11
   11.03     Successors and Assigns......................................    11
   11.04     Severability................................................    12

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
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   11.05    Notices......................................................    12
   11.06    Governing Law................................................    12
   11.07    Further Assurances...........................................    13
   11.08    Time of Essence..............................................    13
   11.09    Entire Agreement.............................................    13

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                            ADMINISTRATION AGREEMENT

          This Agreement is made as of the 5th day of May, 2006

BETWEEN:

               CINRAM INTERNATIONAL INC., a company incorporated under the Canada Business Corporations Act (the "ADMINISTRATOR")

               - and -

               CINRAM INTERNATIONAL INCOME FUND, an unincorporated, open-ended limited purpose trust established under the laws of the Province of Ontario (the "Fund")

               - and -

               CII TRUST, a trust constituted under the laws of the Province of Ontario (the "TRUST")

          WHEREAS the Fund has issued trust units to the public and has acquired units and Series 1 notes of the Trust;

          AND WHEREAS the Trust has acquired Class A limited partnership units of Cinram International Limited Partnership ("HOLDING PARTNERSHIP");

          AND WHEREAS Holding Partnership indirectly owns all of the shares of the Administrator;

          AND WHEREAS the Fund and the Trust wish to retain the Administrator to provide certain administrative and support services;

          AND WHEREAS the Administrator is willing to render such administrative and support services on the terms and conditions set forth herein;

          NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, the sufficiency of which is hereby acknowledged by each of the parties to this Agreement, the parties agree as follows:

                           ARTICLE 1 - INTERPRETATION

1.01 DEFINITIONS

          In this Agreement:

     "ADMINISTRATOR EVENT OF TERMINATION" means any of the events described in
     Section 9.03;

     "BUSINESS DAY" means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario;

     "EXPENSES" means all reasonable out-of-pocket expenses incurred by the Administrator on behalf of the Fund or the Trust, in connection with carrying out its duties and obligations hereunder, including legal and audit fees and other expenses incurred in ensuring compliance by the Fund or the Trust with all applicable laws and stock exchange requirements, including continuous disclosure obligations, and any expenses of the Fund or the Trust, paid by the Administrator on their behalf;

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                                      -2-


     "FORCE MAJEURE" means an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the party claiming Force Majeure and which, by the exercise of due diligence the party claiming Force Majeure is unable to prevent or overcome, including acts of God, fire, explosion, civil disturbance, war, riot, insurrection, military or guerrilla action, terrorist activity, economic sanction, blockade or embargo, sabotage, flooding, earthquake, drought and action or restraint by the order of any governmental authority (so long as the party claiming Force Majeure has not applied for or assisted in the application for, and has opposed where and to the extent possible, such action or restraint by such governmental authority); provided, however, that a party's own lack of funds shall not constitute "Force Majeure" in respect of such party;

     "FUND DECLARATION OF TRUST" means the declaration of trust dated March 21, 2006, pursuant to which the Fund was established, as amended, supplemented or restated from time to time;

     "FUND EVENT OF TERMINATION" means any of the events described in Section 9.01;

     "FUND TRUSTEES" means trustees of the Fund;

     "GST" means the goods and services tax under the Excise Tax Act (Canada);

     "INSOLVENT" means in relation to any person, being insolvent, bankrupt, making a proposal under the Bankruptcy and Insolvency Act (Canada) or having a trustee or receiver or manager appointed in respect of its assets;

     "PERSON" means any natural person, corporation, division of a corporation, partnership, trust, joint venture (which includes a co-ownership), association, company, estate, unincorporated organization or government or governmental authority;

     "PUBLIC EXPENSES" means the incremental administrative and other expenses which will be incurred by the Fund, the Trust and the Administrator, solely by virtue of the Fund being a public entity including, without limitation, compensation of the Fund Trustees and the Trust Trustees, fees payable to securities regulatory authorities and stock exchanges, investor relations expenses, costs of reporting to holders of Units, directors' and officers' insurance costs and professional fees relating to public entity matters;

     "TERM" has the meaning ascribed thereto in Section 8.01;

     "TRUST DECLARATION OF TRUST" means the declaration of trust dated March 21, 2006 pursuant to which Trust was established, as amended, supplemented or restated from time to time;

     "TRUST NOTE INDENTURE" means the note indenture dated May 5, 2006, between the Trust and Computershare Trust Company of Canada governing the Trust Notes, pursuant to which the Trust issued Series 1 Trust Notes, and may issue Series 2 Trust Notes and Series 3 Trust Notes, as amended, supplemented or restated from time to time;

     "TRUST NOTES" means, collectively, the Series 1 Trust Notes, Series 2 Trust Notes and Series 3 Trust Notes of the Trust;

     "TRUST TRUSTEES" means the trustees of the Trust;

     "TRUST UNITS" means trust units issued by the Trust;

     "UNITS" means trust units of the Fund including special voting units; and

     "UNITHOLDERS" means holders of Units.

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                                      -3-


1.02 HEADINGS

          The section headings in this Agreement have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Agreement.

1.03 INTERPRETATION

          Words importing the singular number only shall include the plural and vice versa. Words importing gender shall include all genders. Where the word "including" or "includes" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.

1.04 GENERAL LIMITATION OF LIABILITY AND INDEMNIFICATION

          The parties hereto acknowledge that each of the Fund Trustees and the Trust Trustees are entering into this Agreement solely in their capacity as trustees, on behalf of the Fund and the Trust, respectively, and the obligations of the Fund and the Trust, respectively, hereunder shall not be personally binding upon the trustees or any of the Unitholders or holders of Trust Units or any annuitant under a registered retirement savings plan, registered retirement income fund, registered education savings plan or deferred profit sharing plan of which any such unitholder acts as trustee or carrier (an "ANNUITANT") and that any recourse against the Fund, the Trust or any of their respective trustees or unitholders or annuitants in any manner in respect of any indebtedness, obligation or liability of the Fund or the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the assets and property of the Fund or the Trust, as the case may be.

                              ARTICLE 2 - SERVICES

2.01 ADMINISTRATIVE AND SUPPORT SERVICES FOR THE FUND

          Subject to and in accordance with the terms, conditions and limitations of the Fund Declaration of Trust, the Fund hereby delegates to the Administrator, and the Administrator hereby agrees to be responsible for, administrative services necessary for the operation of the Fund, including the following:

     (a) assist the Fund Trustees in making all determinations necessary for the discharge of the Fund Trustees' obligations under the Fund Declaration of Trust;

     (b) submit all annual audited and interim unaudited financial statements of the Fund, income tax returns and filings to the Fund Trustees in sufficient time prior to the dates upon which they must be delivered to Unitholders and/or filed so that the Fund Trustees have a reasonable opportunity to review them, approve them and return them to the Administrator, and arrange for their delivery to Unitholders and/or filing within the time required by applicable law;

     (c) assist the Fund Trustees in computing distributions to Unitholders including calculating Cash Flow of the Fund (within the meaning of the term "Cash Flow of the Trust" as such term is defined in the Fund Declaration of Trust) and facilitate payment of distributions properly declared payable by the Fund;

     (d) endeavour to ensure compliance by the Fund with all applicable laws, including securities laws, tax laws and continuous disclosure obligations (and, for greater certainty, to make all filings on behalf of the Fund required to so comply);

     (e) ensure that the Fund elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Income Tax Act (Canada) to be a "mutual fund trust" within the meaning of that Act since inception, monitor the Fund's status as a mutual fund trust and provide

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                                      -4-


          the Fund Trustees with written notice when the Fund ceases or is at risk of ceasing to be such a mutual fund trust;

     (f)  provide investor relations services to the Fund;

     (g) at the request and under the direction of the Fund Trustees, call and hold all annual and/or special meetings of Unitholders pursuant to the Fund Declaration of Trust and prepare for approval by the Fund Trustees and arrange for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

     (h) prepare and provide or cause to be provided to Unitholders on a timely basis all information to which Unitholders are entitled under the Fund Declaration of Trust and under applicable law, including quarterly and annual reports, notices, financial statements and tax information relating to the Fund;

     (i) attend to all administrative and other matters arising in connection with any redemptions of Units;

     (j) ensure compliance with the Fund's limitations on non-resident ownership, as more particularly set out in Section 2.05;

     (k) provide advice to the Fund Trustees with respect to the timing and terms of future offerings of Units, if any;

     (l) assist the Fund Trustees in connection with any offerings of Units, including preparing any prospectuses or comparable documents of the Fund to qualify the distribution of securities of the Fund from time to time;

     (m) endeavour to ensure that the Fund complies with its ongoing legal and contractual obligations (and, for greater certainty, to act on behalf of the Fund in fulfilling its obligations thereunder);

     (n) endeavour to ensure that the Fund complies with all requirements of, and on behalf of the Fund interface with, the Toronto Stock Exchange and any other stock exchange or similar organization through or on which its Units are traded (and, for greater certainty, to make all filings on behalf of the Fund required to so comply);

     (o)  interface with all governmental regulatory organizations;

     (p) oversee the process of making distributions to Unitholders and interface with any corporate or indenture trustees in relation to same;

     (q) promptly notify the Fund of any event that might reasonably be expected to have a material adverse effect on the affairs of the Fund; and

     (r) generally provide all other services as may be necessary or as requested by the Fund Trustees, for the administration of the Fund.

2.02 ADMINISTRATIVE AND SUPPORT SERVICES FOR THE TRUST

          Subject to and in accordance with the terms, conditions and limitations of the Trust Declaration of Trust, the Trust hereby delegates to the Administrator, and the Administrator hereby agrees to be responsible for, administrative services necessary for the operation of Trust, including matters of the nature referred to in Sections 2.01(a)-(d), (g), (h), (i), (m), (o), (q) and (r), mutatis mutandis and matters relating to the Trust Note Indenture.

2.03 COVENANTS OF THE ADMINISTRATOR

          The Administrator covenants and agrees that in the performance of its services under this Agreement it shall:

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                                      -5-


     (a)  perform all services at all times in compliance with applicable law;

     (b) comply with all instructions of the Fund Trustees and Trust Trustees, as applicable, in relation to the performance of its services hereunder; and

     (c) observe or use all commercially reasonable efforts to cause to be observed and performed on behalf of each of the Fund and the Trust in every material respect the provisions of the agreements from time to time entered into in connection with the activities of the Fund or the Trust.

2.04 ADMINISTRATOR'S ACKNOWLEDGEMENTS

          The Administrator acknowledges that it has received a copy of each of the Fund Declaration of Trust and the Trust Declaration of Trust and is familiar with and understands the duties of the respective parties thereto, including those duties of the Fund Trustees and Trust Trustees which are being delegated to the Administrator under this Agreement.

2.05 NON-RESIDENT UNITHOLDERS

          The Administrator shall use reasonable efforts to monitor the residence status of Unitholders. If, at any time, the Administrator is of the opinion that the Fund Trustees should require declarations as to the residence or partnership status of Unitholders under Section 13.6 of the Fund Declaration of Trust, it shall so advise the Fund Trustees and provide the form of the declaration therefor to the Fund Trustees. If, in the reasonable opinion of the Administrator, the beneficial owners of 45 percent (45%) or more of the Units then outstanding (on either a basic or fully-diluted basis) are or may be "non-residents" of Canada and partnerships other than "Canadian partnerships" (both within the meaning of the Income Tax Act (Canada)) or such a situation is imminent, the Administrator shall so advise the Fund Trustees and provide the Fund Trustees with an announcement thereof in a form suitable for use by the Fund Trustees pursuant to Section 13.6 of the Fund Declaration of Trust. If the Administrator reasonably believes that 45 percent (45%) or more of the Units (on either a basic or fully-diluted basis) are held by "non-residents" of Canada and partnerships other than "Canadian partnerships", it shall prepare and furnish to the Fund Trustees notices to such Unitholders, requiring them to sell their Units of the Fund or a specified portion thereof within a specified period of time of not more than 30 days, in accordance with the Fund Declaration of Trust. The Fund Trustees shall provide the Administrator with such information regarding the residence and partnership status of Unitholders and the order of acquisition or registration thereof as the Administrator may reasonably request, from time to time, that the Fund Trustees may have in their possession in order to assist the Administrator in fulfilling its obligations under this Section 2.05.

2.06 AUTHORITY OF ADMINISTRATOR

          Subject to Section 2.09, the terms of the Fund Declaration of Trust and/or the Trust Declaration of Trust and the overriding direction of the Fund Trustees and the Trust Trustees, the Administrator shall have full right, power and authority to execute and deliver all agreements, instruments and other documents and to make applications and filings with governmental authorities and to take such other actions as the Administrator considers appropriate in connection with:

     (a) the services to be provided to the Fund hereunder in the name of and on behalf of the Fund, and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Fund, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Unitholders in accordance with the Fund Declaration of Trust, and provided further that in providing services hereunder the Administrator shall exercise all voting rights attached to the Trust Units in accordance with the terms of the Trust Declaration of Trust; and

     (b) the services to be provided to the Trust hereunder in the name of and on behalf of the Trust, and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Trust, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the holders of Trust Units in accordance with the Trust Declaration of Trust.

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                                      -6-


2.07 POWERS AND AUTHORITIES OF THE ADMINISTRATOR

          The Administrator shall have, subject to the provisions of this Agreement, the Fund Declaration of Trust or the Trust Declaration of Trust and the overriding direction of the Fund Trustees and the Trust Trustees, as the case may be, all requisite powers and authorities, during the Term, to provide the administrative and support services contemplated herein to the Fund and the Trust.

2.08 RESTRICTIONS ON THE ADMINISTRATOR'S POWERS AND AUTHORITIES

          In the exercise of its powers and authority and in the performance of its obligations, covenants and responsibilities hereunder, the Administrator shall not, without first obtaining the written approval of the Fund Trustees and the Trust Trustees, charge or receive fees from any of the parties to this Agreement.

2.09 EXECUTION OF DOCUMENTS

     (a) The Administrator may execute any document required to be executed pursuant to the terms hereof on behalf of the Fund as follows:

          CINRAM INTERNATIONAL INCOME FUND
          By its Administrator, CINRAM INTERNATIONAL INC.

          Per: _________________________________
          Authorized Signatory

     (b) The Administrator may execute any document required to be executed pursuant to the terms hereof on behalf of Trust as follows:

          CII TRUST
          By its Administrator, CINRAM INTERNATIONAL INC.

          Per: _________________________________
          Authorized Signatory

          and provide for such signatures as may be required by applicable law.

          All reasonable efforts shall be made to ensure that every agreement entered into on behalf of the Fund and/or the Trust by the Administrator shall (except as the Administrator may otherwise expressly agree in writing with respect to personal liability of the Administrator) include a provision substantially to the following effect:

          The parties hereto acknowledge that Cinram International Inc. is entering into this Agreement solely in its capacity as an administrator on behalf of the Fund/the Trust and the obligations of the Fund/the Trust hereunder shall not be personally binding upon any of Cinram International Inc., any of the unitholders or trustees of the Fund/the Trust or any annuitant under a plan of which a unitholder is a trustee or carrier (an "annuitant") and that any recourse against the Fund/the Trust, the applicable trustees, Cinram International Inc. or any unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of the Fund/the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the assets of the Fund/Trust as defined in the declaration of trust of the Fund/the Trust, as amended.

          This provision shall be enforced by the Administrator for the benefit of Unitholders and annuitants and/or the holders of Trust Units (and the Fund Trustees and Trust Trustees), as the case may be. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Fund Trustees, the Trust Trustees, the Administrator, any Unitholder or any annuitant or any holder of a Trust Unit.

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                                      -7-


                          ARTICLE 3 - EXPENSES AND FEES

3.01 EXPENSES

          The Administrator shall bear the cost of all Expenses (other than Public Expenses) incurred in connection with the services provided by the Administrator under this Agreement. The Administrator shall be reimbursed by the Fund for any Public Expenses incurred by the Administrator. The Administrator shall calculate the Public Expenses for each month and by the end of the 15th day of the following month (or on such other basis determined by the parties, provided that reimbursement shall not be less frequent than quarterly) shall invoice the Fund and/or Trust, as applicable, by setting out of the details of the services provided and the Public Expenses and GST incurred by the Administrator in connection therewith. Such amounts shall be payable by the Fund and/or the Trust, as the case may be, not later than 30 days after the delivery of such invoice.

3.02 PAYMENT OF GST

          Unless otherwise provided in this Agreement, all amounts payable to the Administrator pursuant to this Agreement shall be exclusive of any GST to be paid thereon and the Administrator shall be paid, in addition to such amounts, all amounts of GST collectible by the Administrator with respect thereto and such amounts shall be included by the Administrator in the invoice described in
Section 3.01.

3.03 FEE

          The Fund and the Trust shall pay the Administrator an annual fee to be mutually agreed upon by the parties, but in any event not to exceed $10,000 plus GST thereon, for the services rendered by the Administrator pursuant to this Agreement.

                  ARTICLE 4 - FINANCIAL STATEMENTS AND RECORDS

4.01 BOOKS AND RECORDS

          The Administrator shall keep, at the Administrator's head office in the Province of Ontario, proper books, records and accounts in which full, true and correct entries in conformity with generally accepted accounting principles and all requirements of applicable law will be made of all dealings and transactions in relation to the activities of the Fund and the Trust and the performance of the Administrator's services under this Agreement.

4.02 EXAMINATION OF RECORDS

          The Administrator shall make available to the Fund Trustees and the Trust Trustees and their respective authorized representatives at any time during normal business hours on a Business Day all records, documents or information related to the activities of the Fund and the Trust, wherever maintained. The Administrator shall permit the Fund Trustees and the Trust Trustees and their respective authorized representatives at any time during normal business hours on a Business Day to examine the books, records, and accounts, together with other supporting financial data pertaining to the activities of the Fund and Trust maintained by the Administrator. Any examination at the Administrator's head office shall be conducted in a manner which will not unduly interfere with the conduct of the Administrator's business in the ordinary course. The Administrator shall furnish to the Fund Trustees or the Trust Trustees or their respective authorized representatives such documents and information with respect to the activities of the Fund and the Trust, respectively, as they shall from time to time reasonably request.

4.03 COMPLIANCE

          If requested by the Fund Trustees, the Administrator shall deliver to the Fund Trustees within 90 days after the end of a fiscal year a certificate signed on behalf of the Administrator by the chief executive officer and the chief financial officer of the general partner of the Administrator stating that a review of the activities of the Administrator and the Fund during the preceding fiscal year has been made under the supervision of such officers and that, based on that review and their best knowledge, the Administrator has fulfilled all of its obligations, and

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                                      -8-


complied with all of the terms of, this Agreement in all material respects and that no default hereunder (or event which, with notice or lapse of time or both, could become a default hereunder) occurred during such fiscal year. The Administrator shall contemporaneously deliver an analogous certificate to the Trust Trustees in respect of the activities of the Trust during each such period.

         ARTICLE 5 - OBLIGATIONS AND COVENANTS OF THE FUND AND THE TRUST

5.01 OBLIGATIONS AND COVENANTS OF THE FUND AND TRUST

          The Fund and the Trust shall each:

     (a) grant access or cause access to be granted to the Administrator to the documents and information necessary in order for the Administrator to perform its obligations, covenants and responsibilities pursuant to the terms hereof;

     (b) provide, or cause to be provided, all documents and information as may be reasonably requested by the Administrator, and promptly notify the Administrator of any material facts or information of which it is aware, in relation to and which may affect the performance of the obligations, covenants or responsibilities of the Administrator pursuant to this Agreement, including any known, pending or threatened suits, actions, claims, proceedings or orders by or against the Fund, the Trust or any of their respective subsidiaries before any court or administrative tribunal; and

     (c) otherwise cooperate reasonably with the Administrator in connection with the performance of the services defined in Article 2 hereunder.

                   ARTICLE 6 - ACTIVITIES OF THE ADMINISTRATOR

6.01 STANDARD OF CARE AND DELEGATION

     (a) In exercising its powers and discharging its duties under this Agreement, the Administrator shall exercise the powers and discharge the duties conferred hereunder honestly, in good faith and in what it believes is the best interests of the Fund and the Trust and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent administrator having responsibilities of a similar nature would exercise in comparable circumstances.

     (b) Subject to the prior approval of the Fund Trustees or the Trust Trustees of the delegation of any material obligations, which approval will not be unreasonably withheld, the Administrator may delegate specific aspects of its obligations hereunder to any other corporation or entity, provided that such delegation shall not relieve the Administrator of any of its obligations under this Agreement.

     (c) Notwithstanding subsection 6.01(b), the Administrator shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivity of any person to which any such obligations may have been delegated, provided that in making such specific delegation, the Administrator acted in accordance with this Section 6.01. Where possible, the Administrator will structure any delegation in a manner that will permit the Fund Trustees on behalf of the Fund or the Trust Trustees on behalf of the Trust, as the case may be, to bring an action directly against the delegatee.

6.02 RELIANCE

          In carrying out its duties hereunder, the Administrator and its delegates shall be entitled to rely on:

     (a) statements of fact of other persons who are considered by the Administrator, acting reasonably, to be knowledgeable of such facts; and

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                                      -9-


     (b) statements, the opinion or advice of or information from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert selected by the Administrator, provided that the Administrator exercised reasonable care and diligence in selecting such person to provide such statements, opinion, advice or information, and may employ such experts as may be necessary to the proper discharge of its duties.

          The Administrator may rely, and shall be protected in acting, upon any instrument or other documents believed by it to be genuine and in force.

6.03 NO LIABILITY FOR ADVICE

          The Administrator shall not be liable, answerable or accountable to the Fund, the Fund Trustees or any Unitholder, to the Trust, the Trust Trustees or any holder of Trust Units, for any loss or damage resulting from, incidental to or relating to the provision of services hereunder by the Administrator, including any exercise or refusal to exercise a discretion or its refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from the fraud, wilful default or gross negligence of the Administrator in performing its obligations hereunder.

                           ARTICLE 7 - INDEMNIFICATION

7.01 INDEMNIFICATION OF THE ADMINISTRATOR

          The Administrator and any person who is serving or shall have served as an employee of the Administrator or the general partner thereof shall be indemnified and saved harmless by the Fund and the Trust (in each case in relation to services provided in respect of or for the benefit of such party) from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to this Agreement or the provision of services hereunder, unless such indemnified party is found liable for or guilty of fraud, wilful default or gross negligence. The foregoing right of indemnification shall not be exclusive of any other rights to which the Administrator or any person referred to in this Section 7.01 may be entitled as a matter of law or equity or which may be lawfully granted to such person.

7.02 INDEMNIFICATION OF THE FUND AND THE TRUST

          The Fund, the Trust, the Fund Trustees, the Trust Trustees and any person who is serving or shall have served as an officer or employee of the Fund and/or the Trust shall be indemnified and saved harmless by the Administrator from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the fraud, wilful default or gross negligence of the Administrator in the performance of its obligations hereunder, unless such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) arise from the fraud, wilful default or gross negligence of such indemnified party. The foregoing right of indemnification shall not be exclusive of any other rights to which the Fund, the Trust, the Fund Trustees, the Trust Trustees, or any person referred to in this Section 7.02 may be entitled as a matter of law or equity or which may be lawfully granted to such person.

                                ARTICLE 8 - TERM

8.01 TERM

          This Agreement shall become effective as of the date hereof and shall continue in full force and effect until the tenth anniversary hereof (the "TERM") and may otherwise only be terminated in the circumstances described in
Article 9. The Fund, the Trust and the Administrator shall have the option of extending the Term of this Agreement for additional five-year periods by providing one another with 30 days' written notice of such extension prior to the expiration of the Term; provided that the Fund, the Trust and the Administrator must jointly elect to so extend this Agreement for the extension to be effective.

8.02 SURVIVAL

          Any obligation of the parties pursuant to the terms hereof which accrued prior to the termination of this Agreement and was intended to continue after the termination of this Agreement shall survive the termination of this Agreement.

                             ARTICLE 9 - TERMINATION

9.01 EVENTS OF TERMINATION BY THE FUND AND TRUST

          The Fund and the Trust shall be in default under this Agreement upon the occurrence of any of the following events, each of which shall be deemed to be an event of termination with respect to the Fund and the Trust for the purposes of this Agreement (a "FUND EVENT OF TERMINATION"):

     (a) the Fund and/or the Trust breaches or fails to observe or perform any of its material obligations under this Agreement and, within 30 days after notice from the Administrator to such party specifying the nature of such breach or failure, such party fails to cure such breach or failure or to provide satisfactory evidence that such breach or failure will be cured or remedied within a reasonable period of time or after providing such satisfactory evidence thereafter fails to diligently pursue such cure or remedy; and

     (b) the Fund and/or the Trust (i) becomes Insolvent; (ii) is subject to any proceeding, voluntary or involuntary, with a view to postponing or rescheduling its debts generally or of distributing its assets among its creditors under the provisions of the Bankruptcy and Insolvency Act (Canada), the Companies Creditors' Arrangement Act (Canada), or any other applicable laws for the benefit of creditors; (iii) is liquidated; (iv) is wound up either voluntarily or under an order of a court of competent jurisdiction; (v) makes a general assignment for the benefit of its creditors; or (vi) otherwise takes any action that acknowledges its Insolvency.

9.02 REMEDIES OF THE ADMINISTRATOR

          Upon the occurrence of a Fund Event of Termination that has not been remedied, the Administrator may, without recourse to legal process and without limiting any other rights or remedies which it may have at law or otherwise, immediately terminate this Agreement by delivery of a written notice of termination to the Fund and to the Trust.

9.03 EVENTS OF TERMINATION BY THE ADMINISTRATOR

          The Administrator shall be in default under this Agreement upon the occurrence of any of the following events, each of which shall be deemed to be an event of termination with respect to the Administrator (an "ADMINISTRATOR EVENT OF TERMINATION") for the purposes of this Agreement:

     (a) the Administrator breaches or fails to observe or perform any of the Administrator's material obligations, covenants or responsibilities under this Agreement and, within thirty (30) days after notice from the Fund and/or the Trust specifying the nature of such breach or failure, the Administrator fails to cure such breach or failure or to provide satisfactory evidence that such breach will be cured or remedied within a reasonable period of time or after providing such satisfactory evidence thereafter fails to diligently pursue such cure or remedy; and

     (b) the Administrator (i) becomes Insolvent; (ii) is subject to any proceeding, voluntary or involuntary, with a view to postponing or rescheduling its debts generally or of distributing its assets among its creditors under the provisions of the Bankruptcy and Insolvency Act (Canada), the

          Companies Creditors' Arrangement Act (Canada), or any other applicable laws for the benefit of creditors; (iii) is liquidated; (iv) is wound up either voluntarily or under an order of a court of competent jurisdiction; (v) makes a general assignment for the benefit of its creditors; or (vi) otherwise takes any action that acknowledges its Insolvency.

9.04 REMEDIES OF THE FUND AND TRUST

          Upon the occurrence of the Administrator Event of Termination that has not been remedied, the Fund and/or the Trust may, without recourse to legal process and without limiting any other rights or remedies it may have at law or otherwise, immediately terminate this Agreement by delivery of a written notice of termination to the Administrator.

9.05 POST TERMINATION ARRANGEMENTS

          In the event of a termination of this Agreement:

     (a) the Administrator shall deliver to each of the Fund and the Trust, respectively, all books, records, accounts, documents, systems and manuals which it has developed and maintained relating to it pursuant to this Agreement; and

     (b) the parties shall take all steps as may be reasonably required to complete any final accounting between them and to provide, if applicable, for the completion of any other matter contemplated by this Agreement.

                           ARTICLE 10 - FORCE MAJEURE

10.01 CONSEQUENCES OF FORCE MAJEURE

          During the occurrence of an event of Force Majeure, the obligations of the party affected by such event of Force Majeure, to the extent that such obligations cannot be performed as a result of such event of Force Majeure, shall be suspended, and such party shall not be considered to be in breach or default hereunder, for the period of such occurrence. The suspension of performance shall be of no greater scope and of no longer duration than is required by the event of Force Majeure. No obligation of either party that arose prior to the event of Force Majeure causing the suspension of performance shall be excused as a result of the event of Force Majeure.

10.02 NOTICE

          The non-performing party (i) shall give the other party prompt written notice of the particulars of the event of Force Majeure and its expected duration, and (ii) shall use its best efforts to remedy its inability to perform.

                           ARTICLE 11 - MISCELLANEOUS

11.01 NO PARTNERSHIP, JOINT VENTURE, AGENCY OR TRUST

          The parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The parties agree that the Administrator shall perform its obligations under this Agreement as an independent contractor and shall not be, and shall not be deemed to be, a trustee for any person, whether or not a party, in connection with the discharge by the Administrator of such obligations.

11.02 AMENDMENTS

          This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the parties hereto or their respective successors or assigns.

11.03 SUCCESSORS AND ASSIGNS

          The provisions of this Agreement shall enure to the benefit of, and be binding upon, the parties hereto and their respective successors and permitted assigns. This Agreement may be assigned by any party hereto only with the prior written consent of the other party. Any corporation or entity resulting from a merger, consolidation or amalgamation to which a party to this Agreement may be a party or which succeeds to the business of a party or to which substantially all of the assets of the party may be transferred shall be the successor of that party without any further act or formality with like effect as if such successor company has been originally named hereunder.

11.04 SEVERABILITY

          The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants, conditions or provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid; and the parties agree that this Agreement shall be construed as if such an unenforceable or invalid term, covenant or condition was never contained herein.

11.05 NOTICES

          All notices required or permitted herein under this Agreement shall be in writing and may be given by delivering or faxing same during normal business hours to the address set forth below. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered, and if faxed (with confirmation received), shall be deemed to have been given or made and received on the day on which it was so faxed. The parties hereto may give from time to time written notice of change of address in the manner aforesaid.

          To the Administrator:

          Cinram International Inc.
          2255 Markham Road
          Toronto, Ontario
          M1B 2W3

          Attn: Chief Financial Officer
          Fax: 416-298-0612

          To the Fund:

          Cinram International Income Fund
          2255 Markham Road
          Toronto, Ontario
          M1B 2W3

          Attn: Board of Trustees
          Fax: 416-298-0612

          To the Trust:

          CII Trust
          2255 Markham Road
          Toronto, Ontario
          M1B 2W3

          Attn: Board of Trustees
          Fax: 416-298-0612

11.06 GOVERNING LAW

          The provisions of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

11.07 FURTHER ASSURANCES

          Each party hereto agrees to execute any and all documents and to perform such other acts as may be necessary or expedient to further the purposes of this Agreement and the transactions contemplated hereby.

11.08 TIME OF ESSENCE

          Time shall be of the essence in respect of this Agreement.

11.09 ENTIRE AGREEMENT

          This Agreement constitutes the entire agreement between the parties hereto, and supersedes all prior agreements, in respect of the subject matter hereof.

          IN WITNESS WHEREOF the parties hereto have executed this Agreement by their proper officers duly authorized in that behalf as of the day and year first above written.

                                        CINRAM INTERNATIONAL INC.


                                        By: "Lewis Ritchie"
                                             -----------------------------------
                                             Authorized Signatory


                                        CINRAM INTERNATIONAL INCOME FUND


                                        By: "Peter G. White"
                                            ------------------------------------
                                            Authorized Signatory


                                        CII TRUST


                                        By: "Peter G. White"
                                            ------------------------------------
                                            Authorized Signatory